SKADDEN, ARPS, SLATE, MEAGHER & FLOM (UK) LLP
40 BANK STREET	AFFILIATE OFFICES
CANARY WHARF
LONDON E14 5DS	BOSTON
CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, D.C. WILMINGTON

(020) 7519-7000
Fax: (020) 7519-7070
www.skadden.com

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
MOSCOW
MUNICH
PARIS
August 25, 2015	SINGAPORE
SYDNEY
TOKYO
TORONTO

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Attention: William H. Thompson, Accounting Branch Chief

RE:	QIWI plc

Form 20-F for the Fiscal Year Ended December 31, 2014

Filed March 12, 2015

File No. 001-35893

Dear Mr. Thompson:

On behalf of QIWI plc. (“QIWI” or the “Company” and together with its subsidiaries, the “Group”), we are writing to respond to the comments received from the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter to Mr. Sergey Solonin, dated August 11, 2015, in connection with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (the “Annual Report”).

Set forth below is the responses to the Staff’s comment, which for the convenience of the Staff has been provided following the text of the comment in the Staff’s letter.

Securities and Exchange Commission

August 25, 2015

Item 18. Financial Statements, page F-1

Comment:	Reference is made to your discussion of the regulator imposed prudential ratios on Qiwi Bank at pages 17 and 56. Please tell us whether these ratios and/or other regulatory requirements restrict the ability of your subsidiaries to transfer funds to you in the form of loans, advances or cash dividends without the consent of the regulators. If so, please tell us: (i) the amount of restricted net assets of consolidated subsidiaries as of December 31, 2014 and how you computed the amount; and (ii) your consideration of providing the condensed financial information prescribed by Rule 12-04 of Regulation S-X. Refer to Schedule I of Rule 5-04 of Regulation S-X.

Response:	Certain instructions issued by the Central Bank of Russia (the “CBR”), including No. 139-I “On Banks’ Mandatory Prudential Ratios” dated December 3, 2012, as amended (the “CBR Instructions”), establish mandatory prudential ratios for banks. Such mandatory prudential ratios are only applicable to our subsidiary Qiwi Bank. Key mandatory prudential ratios that Qiwi Bank must observe on a daily basis, and periodically report to the CBR, include capital adequacy ratio, instant liquidity ratio, current liquidity ratio, long-term liquidity ratio, maximum exposure to a single borrower or a group of affiliated borrowers, maximum exposure to major credit risks, maximum amount of loans, bank guarantees and sureties extended by Qiwi Bank to its shareholders, aggregate amount of exposure to Qiwi Bank’s insiders, and the ratio for the use of Qiwi Bank’s capital base to acquire shares (participation interests) in other legal entities. These ratios impose on Qiwi Bank certain restrictions which limit its ability to transfer funds to the Company and/or its other subsidiaries in the form of loans, advances and/or cash dividends without the consent of a third party.

The restricted net assets of the Group’s consolidated subsidiaries and the Group’s equity in the undistributed earnings of 50% or less owned subsidiaries accounted for by the equity method totaled RUR 1,205 million at December 31, 2014. The computation of restricted net assets was calculated in accordance with the CBR Instructions and consistent with the requirements of Rule 4-08(e)(3) of Regulation S-X, which states, in part, “Where restrictions on the amount of funds which may be loaned or advanced differ from the amount restricted as to transfer in the form of cash dividends, the amount least restrictive to the subsidiary shall be used.” The Group’s restricted net assets of RUR 1,205 million represented 14% of consolidated net assets of the Group as of December 31, 2014.

The Company respectfully submits that based on the requirements of Rule 4-08(e)(3)(i) and (ii) and Rule 12-04 of Regulation S-X, the Company was not required to disclose the amount of restricted net assets of consolidated subsidiaries and 50% or less owned subsidiaries accounted for by the equity method as of December 31, 2014 and the condensed financial information prescribed by Rule 12-04 of Regulation S-X and Rule 5-04 of Regulation S-X in its Annual Report because the total of restricted net assets of the Group’s consolidated subsidiaries and 50% or less owned subsidiaries accounted for by the equity method was below 25% of the Group’s consolidated net assets for the year ended December 31, 2014.

* * * * *

Securities and Exchange Commission

August 25, 2015

Please send a copy of any additional correspondence to the undersigned at 40 Bank Street, Canary Wharf, London E14 5DS, United Kingdom, facsimile +44 20 7 072 7026. If you would like to discuss any aspect of the Company’s response, please call me on +44 207 519 7026 or Natalia Starygina of Ernst & Young LLC on +7 495 7559700.

Sincerely,

/s/ Pranav Trivedi

Pranav Trivedi

cc:	Securities and Exchange Commission

Adam Phippen

Jason Niethamer

QIWI plc

Sergey Solonin

Alexander Karavaev

Yakov Barinsky

QIWI PLC

Kennedy 12, Kennedy Business Centre, 2nd floor

P.C. 1087, Nicosia

Cyprus

August 25, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

U.S.A.

Attention: William H. Thompson, Accounting Branch Chief

Re:	QIWI plc

Form 20-F for the Fiscal Year Ended December 31, 2014

Filed March 12, 2015

File No. 001-35893

Dear Mr. Thompson:

In connection with the comments of the Staff of the Securities and Exchange Commission (the “Commission”), set forth in the Staff’s letter dated August 11, 2015, in connection with the Form 20-F for the fiscal year ended December 31, 2014 (the “Filing”) of QIWI plc (the “Company”), the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

QIWI plc

/s/ Alexander Karavaev
Name:	Alexander Karavaev
Title:	Chief Financial Officer